May 23, 2006

Mr. Jeff Blake
Wachovia Corporation
One Wachovia Center
301 South College Street, NC 0630
Charlotte, NC 28288

Re: Pooled Auto Securities Shelf LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed May 2, 2006
File No. 333-132417

Dear Mr. Blake:

We have reviewed your responses to the comments in our letter dated April 10, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

Base Prospectus

General

1. We note your response to prior comment 4. We also note on the cover page and on page 27 that "other property described in the prospectus supplement" may be included in the issuing entity. Please confirm that any property that may be included in the trust is specified in the base prospectus or advise.

2. Further, please make a similar confirmation regarding your discussion of credit enhancement on the cover page and page 27 to clarify that credit enhancement will be limited to the forms specified in the base prospectus.

Credit or Cash Flow Enhancement, page 7

3. We note your response to our prior comment 7, but reissue the comment. Please revise to indicate that swaps are limited to interest rate and currency swaps. Revise also under "Any credit support," at page 14, and throughout the document.

Evidence as to Compliance, page 56

4. Please revise this section to clearly state that each servicer, including the master servicer, will provide a report on assessment of compliance with the servicing criteria as required by Item 1122(a) of Regulation AB. In this regard, please refer to the first paragraph in this section. Will the accountant provide the assessment of compliance with the specified servicing criteria or will the servicer?

Exhibits

Exhibit 10.1 Form of Sale and Servicing Agreement

Section 9.05: Report on Assessment of Compliance and Attestation

5. Please revise to clarify that the master servicer will also provide an assessment of compliance of the servicing criteria set forth in Item 1122(d) of Regulation AB or advise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile
Dale Lum (Sidley Austin)
Fax: 415.772.7400